SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

ATI Physical Therapy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00216W208

(CUSIP Number)

Dominick Cromartie

c/o Caspian Capital, LP

10 East 53rd Street, 35th Floor,

New York, New York 10022

(212) 826-6970

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W208	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Caspian Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,067 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,067 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,067 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

Represents 430,067 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 3,000 shares of Class A Common Stock, (ii) 12,857 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $150.00 per share (“Series I Warrants”), (iii) 14,210 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $0.50 per share (“Series II Warrants”) and (iv) 400,000 shares of Class A Common Stock issuable upon conversion of second lien PIK convertible notes (“Notes”).

(2)

Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the 1-for-50 reverse stock split of the Company, effective as of June 14, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 14, 2023 (the “Reverse Stock Split”)), (ii) 27,067 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 400,000 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Caspian Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,067 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,067 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,067 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

Represents 430,067 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 3,000 shares of Class A Common Stock, (ii) 12,857 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $150.00 per share (“Series I Warrants”), (iii) 14,210 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $0.50 per share (“Series II Warrants”) and (iv) 400,000 shares of Class A Common Stock issuable upon conversion of second lien PIK convertible notes (“Notes”).

(2)

Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the 1-for-50 reverse stock split of the Company, effective as of June 14, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 14, 2023 (the “Reverse Stock Split”)), (ii) 27,067 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 400,000 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Adam Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,067 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,067 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,067 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 430,067 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 3,000 shares of Class A Common Stock, (ii) 12,857 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $150.00 per share (“Series I Warrants”), (iii) 14,210 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $0.50 per share (“Series II Warrants”) and (iv) 400,000 shares of Class A Common Stock issuable upon conversion of second lien PIK convertible notes (“Notes”).

(2)

Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the 1-for-50 reverse stock split of the Company, effective as of June 14, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 14, 2023 (the “Reverse Stock Split”)), (ii) 27,067 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 400,000 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON David Corleto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,067 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,067 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,067 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 430,067 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 3,000 shares of Class A Common Stock, (ii) 12,857 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $150.00 per share (“Series I Warrants”), (iii) 14,210 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $0.50 per share (“Series II Warrants”) and (iv) 400,000 shares of Class A Common Stock issuable upon conversion of second lien PIK convertible notes (“Notes”).

(2)

Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the 1-for-50 reverse stock split of the Company, effective as of June 14, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 14, 2023 (the “Reverse Stock Split”)), (ii) 27,067 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 400,000 shares of Class A Common Stock issuable upon conversion of Notes.

Item 1.	Security and the Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock” or the “Shares”), of ATI Physical Therapy, Inc., a Delaware corporation (the “Issuer” or the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is 790 Remington Boulevard, Bolingbrook, IL 60440.

Item 2.	Identity and Background

(a)	This Schedule 13D is being jointly filed by each of the following persons:

(1) Caspian Capital LP (“Caspian Capital”);

(2) Caspian Capital GP LLC (“Caspian GP”);

(3) Adam Cohen; and

(4) David Corleto.

The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party. Caspian Capital is the investment manager or adviser to certain funds and accounts (“Caspian Funds”) that hold Shares reported herein. Caspian GP is the general partner of Caspian Capital and Caspian GP is controlled by Adam Cohen and David Corleto.

(b) The address of the principal business and principal office of each of the Reporting Persons is 10 East 53rd Street, 35th Floor, New York, NY 10022.

(c) The principal business of Caspian Capital is to serve as an investment manager or adviser to various investment partnerships and managed accounts.

(d) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Caspian Capital is a limited partnership organized under the laws of the State of Delaware. Caspian GP is a limited liability company organized under the laws of the State of Delaware. Adam Cohen and David Corleto are both United States citizens.

This Schedule 13D relates to the Shares, Series I Warrants, Series II Warrants and Notes held of record by the Caspian Funds.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3. As described in Item 6 of this Statement, the Notes were acquired in connection with the Transaction.

The Caspian Funds acquired 3,000 Shares in open market purchases at an aggregate cost of $177.73.

On February 24, 2022 (the “Preferred Financing Closing Date”), the Company entered into a Series A Senior Preferred Stock Purchase Agreement (“Purchase Agreement”) with the purchasers signatory thereto (including certain of the Reporting Persons, the “Preferred Equityholders”), pursuant to which the Preferred Equityholders purchased from the Company certain shares of Series A Senior Preferred Stock with an initial stated value of $1,000 per share (“Series A Senior Preferred Stock” and such transaction, the “Preferred Stock Financing”). In connection with the Preferred Stock Financing, the Company agreed to issue to certain of the Reporting Persons: (i) warrants (the “Series I Warrants”) entitling such Reporting Persons to purchase, 12,857 Shares at an exercise price equal to $150.00 (each as adjusted for the 1-for-50 reverse stock split of the Company effective as of June 14, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 14, 2023 (the “Reverse Stock Split”)), subject to adjustment, exercisable for a five-year period from the Preferred Financing Closing Date; and (ii) warrants (the “Series II Warrants” and together with the Series I Warrants, the “Warrants”) entitling such Reporting Persons to purchase 14,210 Shares at an exercise price equal to $0.50 (each as adjusted for the Reverse Stock Split), subject to adjustment, exercisable for a five-year period from the Preferred Financing Closing Date. Such number of shares of Shares purchasable pursuant to the Warrants (the “Warrant Shares”) may be adjusted from time to time as set forth in the Warrant Agreement (as defined below). The Company has entered into a Warrant Agreement with Continental Stock Transfer & Trust Company, as warrant agent, as of the Preferred Financing Closing Date (the “Warrant Agreement”). Under the terms of the Warrant Agreement, the Preferred Equityholders are entitled to, among other things, registration rights with respect to the Warrant Shares, anti-dilution protection (subject to customary carve-outs) and pre-emptive rights.

In connection with the Preferred Stock Financing, certain of the Reporting Persons paid an aggregate total of $19,800,000 for 20,000 shares of Series A Senior Preferred Stock and received the Series I Warrants and Series II Warrants reported herein.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 above and Item 6 below is incorporated into this Item 4 by reference.

The Reporting Persons acquired beneficial ownership of the Shares for investment purposes because they believed the Shares represented an attractive investment opportunity.

The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may include reviewing options or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or any strategic transaction or similar opportunities. The Reporting Persons may also explore increasing their ownership position in the Issuer, through open market purchases, an acquisition of Shares from other significant stockholders or otherwise.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the Reverse Stock Split). By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person or any Covered Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 of this Statement is incorporated by reference into this Item 6.

Transaction Support Agreement

On April 17, 2023, the Company entered into an Amended and Restated Transaction Support Agreement (the “TSA”) with certain of its first lien lenders under that certain Credit Agreement, dated as of February 24, 2022 (as amended, the “2022 Credit Agreement”) by and among, inter alios, ATI Holdings Acquisition, Inc., an indirect subsidiary of the Company and as borrower (“Opco”), Wilco Intermediate Holdings, Inc. (“Holdings”), the lenders from time to time party thereto, the lender representative and the administrative agent; the administrative agent under the 2022 Credit Agreement; the Preferred Equityholders; and holders of the majority of the Shares (together with the First Lien Lenders and the Preferred Equityholders, the “Parties”), setting forth the principal terms of a comprehensive transaction to enhance the Company’s liquidity (the “Transaction”). Pursuant to the TSA, the Company agreed to a delayed draw new money financing in which the Company (i) may cause to be issued to the Purchasers (including certain Caspian Funds) an aggregate principal amount of $25.0 million in the form of a new stapled security, comprised of (A) second lien PIK convertible notes (the “Notes”) and (B) shares of Series B Preferred Stock (as defined below), (ii) facilitated the exchange of $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders (including certain Caspian Funds) for Notes and Series B Preferred Stock as described below and (iii) agreed to certain other changes to the terms of the 2022 Credit Agreement, including modifications of the financial covenants thereunder. Holders of the Notes will also receive additional Notes upon the in-kind payment of interest on any outstanding Notes. The Notes are convertible into Shares at a fixed conversion price of $12.50 (as adjusted for the Reverse Stock Split and subject to adjustment as provided in the Note Purchase Agreement (as defined below)).

On June 15, 2023 (the “Closing Date”), the Company completed the Transaction, which was approved by the Company’s stockholders at the Company’s annual meeting of stockholders held on June 13, 2023. On the Closing Date, certain previously executed agreements became effective, including (i) Amendment No. 2 to the 2022 Credit Agreement (the “Credit Agreement Amendment”), by, among others, Opco, Holdings, Barclays Bank PLC, as administrative agent and issuing bank (the “Administrative Agent”), and the lenders party thereto (including certain of the Caspian Funds), which amends the 2022 Credit Agreement, (ii) a Second Lien Note Purchase Agreement (the “Original Note Purchase Agreement”), by, among others, the Company, Wilco Holdco, Inc. (“Wilco”), Holdings, Opco, the purchasers from time to time party thereto (including OCS, the “Purchasers”) and Wilmington Savings Fund Society, FSB, as purchaser representative (the “Purchaser Representative”) and (iii) certain other definitive agreements relating to the Transaction (such documents referred to collectively as the “Signing Date Definitive Documents”).

In addition, on the Closing Date, the Company entered into or filed with the Secretary of State of the State of Delaware, as applicable, certain other agreements (collectively, the “Closing Date Definitive Documents”) to implement certain terms of the TSA. The Closing Date Definitive Documents include (i) the First Amendment to Note Purchase Agreement (together with the Original Note Purchase Agreement, the “Note Purchase Agreement”), dated as of the Closing Date, by and among the Company, Wilco, Holdings, Opco, the Purchasers party thereto (in such capacity, the “First Amendment Purchasers”)) and the Purchaser Representative, pursuant to which the First Amendment Purchasers agreed to purchase, and the Company agreed to issue, an additional $3,243,302.02 aggregate principal amount of Notes, (ii) the Consent to Amendment No. 2 to Credit Agreement, dated as of the Closing Date, by, among others, Opco, Holdings, the lenders party thereto and the Administrative Agent, which amends the Credit Agreement Amendment, (iii) the First Amended and Restated Certificate of Designation of Series A Senior Preferred Stock of the Company, dated as of June 15, 2023 (the “A&R Series A COD”), which, as agreed under the TSA, (A) revised the Preferred Equityholders’ preexisting rights to designate and elect one director to the Board to provide that the Preferred Equityholders have the right to appoint three additional directors to the Board (resulting in the right of the Preferred Equityholders to appoint a total of four directors to the Board) until such time after the Closing Date that the Lead Purchaser (in each case, as defined in certain of the transaction agreements entered into in connection with the original issuance of the Series A Senior Preferred Stock) ceases to hold at least 50.1% of the Series A Preferred Senior Stock held by it as of the Closing Date, and (B) removed the provision that eliminated the Preferred Equityholders’ director designation rights upon the Company’s achievement of certain amounts of EBITDA; (iv) the First Amendment to that certain Investors’ Rights Agreement (as amended, the “Investors’ Rights Agreement”), dated as of February 24, 2022, by and among the Company and the Preferred Equityholders listed therein, which made changes similar to those under the A&R Series A COD and further provided that (A) all designee directors of the Preferred Equityholders will be subject to consideration by the Board (acting in good faith and consistent with their review of other Board candidates) and (B) at least one director appointed in accordance with the A&R Series A COD be unaffiliated with (and independent of) the Preferred Equityholders and meet the definition of

“independent” under the listing standards of the New York Stock Exchange, and by the Securities and Exchange Commission; (v) the Certificate of Designation of Series B Preferred Stock of the Company, dated as of June 15, 2023 (the “Series B COD”), which Series B Preferred Stock is further described below, (vi) the Registration Rights Agreement, dated as of June 15, 2023, by and among the Company and the Purchasers with respect to the resale of shares of Common Stock into which the Notes are convertible; and (vii) such other related documents and ancillary agreements required to implement the Transaction.

Issuance of New Second Lien PIK Convertible Notes and Series B Preferred Stock

On the Closing Date, pursuant to the Note Purchase Agreement and the other Signing Date Definitive Documents, the Company (i) exchanged $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders for $100.0 million aggregate principal amount of a new stapled security, comprised of (A) Notes and (B) shares of Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), which provide the holder thereof with voting rights such that the holders thereof have the right to vote on corporate matters on an as-converted basis as if the conversion occurred at an initial price per share equal to $12.87, and (ii) issued to the First Amendment Purchasers, and the First Amendment Purchasers purchased from the Company, an aggregate principal amount of $3,243,302.02 million in Notes and shares of stapled Series B Preferred Stock.

This discussion of the Transaction does not purport to be complete and is qualified in its entirety by reference to the Signing Date Definitive Documents and Closing Date Definitive Documents, which are further described in and certain of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

1	Warrant Agreement (including form of Warrant as Exhibit A thereto) (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2022 and incorporated herein by reference).

2	Amended and Restated Transaction Support Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).

3	Second Lien Note Purchase Agreement (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).

4	Amendment No. 2 to the Credit Agreement (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).

5	First Amendment to Note Purchase Agreement (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).

6	Consent to Amendment No. 2 to Credit Agreement (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).

7	First Amended and Restated Certificate of Designation of Series A Senior Preferred Stock of the Company (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).

8	First Amendment to the Investors’ Rights Agreement (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).

9	Certificate of Designation of Series B Preferred Stock of the Company (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).

10	Registration Rights Agreement (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).

99.1	Joint Filing Agreement among the Reporting Persons, dated as of June 26, 2023.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2023	CASPIAN CAPITAL LP

	By:	/s/ Dominick Cromartie
Name: Dominick Cromartie
Title: Authorized Signatory

CASPIAN CAPITAL GP LLC

	By:	/s/ Dominick Cromartie
Name: Dominick Cromartie
Title: Authorized Signatory

	By:	/s/ Adam Cohen
ADAM COHEN

	By:	/s/ David Corleto
DAVID CORLETO